

September 17, 2012

Mr. Paul H. Sunu
Chief Executive Officer
FairPoint Communications, Inc.
521 East Morehead Street, Suite 500
Charlotte, North Carolina, 28202

> **Re:** **FairPoint Communications, Inc.**
> **Form 10-K**
> **Filed March 9, 2012**
> **File No. 001-32408**

Dear Mr. Sunu:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements

Fresh Start Accounting, page 80

1. Disclose the significant matters relating to the determination of reorganization value as required by ASC 852-10-50-7c. You should clearly address in your disclosure the methodologies used and the factors considered, and identify the sensitive assumptions and assumptions about anticipated conditions.

Obligations and funded status, page 98

2. The successor company disclosures on pages 98 and 99 disclose disproportionately large actuarial losses. With a view to improved disclosure, explain to us the reasons why your

qualified pension plans and post-retirement healthcare plans experienced such losses shortly after you emerged from Chapter 11 bankruptcy. Tell us your consideration of whether these two charges reflect unusual risks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director